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October 13, 2017

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Dominic Minore, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund-ADV Registration Statement on Form N-2 File Nos.: 333-218396; 811-23260

Responses to Staff comments received on September 18, 2017

Dear Mr. Minore:

On behalf of our client, NorthStar Real Estate Capital Income Fund-ADV, a Delaware statutory trust (the “Trust”), set forth below are the responses of the Trust to the telephonic comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on September 18, 2017 (the “Comment Letter”) in connection with pre-effective amendment no. 1 to the Trust's Registration Statement on Form N-2 (the "Registration Statement") and our response letter addressed to you (the "Response Letter"), each of which was filed with the Commission on August 30, 2017. Concurrent with the submission of this response letter, the Trust is submitting pre-effective amendment no. 2 to the Registration Statement. The Registration Statement has been updated in response to the Staff's comments made in the Comment Letter. In addition, the Trust has revised the Registration Statement to update other disclosures.

The Trust has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Trust via EDGAR, reflecting all changes made to the Registration Statement. All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

Registration Statement

Prospectus

Outside Front Cover

Dominic Minore, Esq.

October 13, 2017

Comment	1. Please modify the first sentence of the seventh paragraph to include the language "The Trust is an unlisted-closed end fund."

Response 1. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Comment	2. Please modify the sixth bullet point in the seventh paragraph so that it is broken into two bullet points instead of one.

Response 2. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Management and Incentive Fees (page 6)

Comment	3. The disclosure states that accrued income written off in any period will reduce realized or unrealized capital gains in the period in which the write-off was taken, and thereby may reduce such period's incentive fee payment. Please clarify how any accrued income written off will reduce realized or unrealized capital gains.

If any accrued income written off does reduce realized or unrealized capital gains and thereby reduces such period's incentive fee payment, please include additional disclosure which states that there can be no assurances that such write off will offset, either in whole or in part, the incentive fee payment.

Response 3. In response to the Staff’s comments, the Trust has modified the language in the Registration Statement to indicate that the amount of accrued income written off in any period will reduce pre-incentive fee net investment income, and not realized or unrealized capital gains.

Expense Support and Conditional Reimbursement Agreements (page 7)

Comment	4. Please clarify the disclosure here and elsewhere throughout the Registration Statement to identify by name the affiliate of Colony NorthStar that is a party to the Expense Support Agreements.

Response 4. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Comment	5. Please modify the disclosure to include the minimum duration or term of the Expense Support Agreements or, if there is no such minimum duration or term, please clarify how the term of the Expense Support Agreement is determined.

Response 5. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Dominic Minore, Esq.

October 13, 2017

Comment	6. The disclosure states that the Trust and the Master Fund have a conditional obligation to reimburse the affiliate of Colony NorthStar for amounts funded by it under the Expense Support Agreements, subject to certain conditions. Please expand the disclosure to further clarify what the certain conditions are.

Response 6. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Distribution and Servicing Fee (page 9)

Comment	7. The disclosure states that, beginning with the first month after the completion of the Offering Period, the Shares will be subject to a distribution and servicing fee at an annualized rate of 0.25% of the NAV per Share. Please inform the Staff how the distribution and servicing fee will be accounted for under U.S. GAAP, including, but not limited to, (i) the timing of when a liability will be recorded by the Trust for the distribution and servicing fee, (ii) the specific services provided for by the distribution and servicing fee and the timing of those services, and (iii) specific references to U.S. GAAP recording the accounting treatment of the distribution and servicing fee.

Response 7. The Trust respectfully advises the Staff that the Trust will accrue the annual distribution fee for Shares commencing upon the initial sale of Shares in the Trust’s continuous public offering until the date at which total distribution and servicing fees attributable to any Share equals 2.0% of the gross offering proceeds from the sale of such Share (as further described in the Registration Statement). Accordingly, the Trust has updated the disclosure throughout the Registration Statement to reflect the accrual upon the initial sale of Shares.

The Trust’s statement of assets and liabilities as of December 31, 2017 will reflect a liability for accrued distribution fees titled “Distribution fees payable.” Also, the Trust’s statement of operations for the year ended December 31, 2017 will include distribution fees as an operating expense. Additionally, the Trust will add the following disclosure to Note 4 (Related Party Transactions) of its financial statements as of and for the year ending December 31, 2017:

“The annual distribution fee accrues daily commencing upon the initial sale of common shares of beneficial interest in the Trust’s continuous public offering until an investor reaches the sales charge cap, as defined below. The accrual as of and for the year ended December 31, 2017 reflects amounts beginning with the initial sale of common shares of beneficial interest in the Trust’s continuous public offering through December 31, 2017. Annual distribution fees will paid on a monthly basis beginning the first month after the close of offering.”

The services provided for by the distribution and servicing fee include, but are not limited to, the following:

The Distributor’s (ALPS Distributors, Inc.) distribution-related activities:

•         Act as legal underwriter/distributor

•         Provide investment company advertising and sales literature review, approval and record maintenance

•         Prepare, update, execute & maintain financial intermediary agreements

•         Administer intermediary due diligence program

•         Perform financial intermediary payments & reporting

•         Support financial intermediary relations

The Broker/Dealer’s (NorthStar Securities, LLC) distribution-related activities:

•         Assisting in establishing and maintaining records relating to investors in the Trust

•         Processing repurchase, dividend, and distribution payments from the Trust on behalf of investors

•         In connection with investor initial and subsequent purchases of Trust shares, arranging for bank wires following notification to the Trust

•         Responding to investor inquiries relating to the services performed by the Broker/Dealer

•         Responding to routine inquiries from investors concerning their investments in Trust shares

•         Assisting investors in changing account designations and addresses

•         Assisting investors with the process of Trust share repurchases

•         Providing such other similar services as the Trust may reasonably request to the extent Broker/Dealer is permitted to do so under applicable statutes, rules and regulations.

The Trust's master-feeder structure is comprised of registered investment companies (at both the master and feeder levels) that follow the accounting and reporting requirements of ASC 946, Financial Services – Investment Companies. The guidance for accounting for fund distribution expenses is included in Section 8.14 of the Guide and is as follows:

As discussed in FASB ASC 946-20-05-4, open-end management investment companies are permitted to finance the distribution of their shares under a plan pursuant to Rule 12b-1 ("Rule 12b-1" is one of the rules promulgated under the 1940 Act). Under Rule 12b-1, a fund’s board of directors or trustees is required to perform an annual review of the plan and determine whether to continue or terminate it. As part of a traditional offering, a fund’s distributor may be compensated or reimbursed for its distribution costs or efforts through one or more of the following methods:

Dominic Minore, Esq.

October 13, 2017

•          "A 12b-1 fee, payable by the fund, based on an annual percentage of the fund’s average net assets (a compensation plan) or based on an annual percentage of the fund’s average net assets limited to actual costs incurred... Therefore, a compensation plan differs from a reimbursement plan only in that the latter provides for annual or cumulative limits, or both, on fees paid based upon actual costs incurred. Fees for both kinds of plans are treated as expenses in a fund’s statement of operations.

•         A front-end load which is assessed on purchasing shareholders at the time fund shares are sold. Such amounts are not considered an expense of the fund.

•         A [contingent deferred sales load ("CDSL")] imposed directly on redeeming shareholders. The CDSL usually is expressed as a percentage, which declines with the passage of time, of the lesser of redemption proceeds or original cost. The CDSL normally ranges from 4 percent to 6 percent and typically is reduced by 1 percent per year (for example, from 6 percent to 5 percent) until the sales charge reaches 0 percent."

Although the Trust is not an open-end management investment company, it has adopted a 12b-1 plan and will voluntarily comply with the rule as though it were an open-end management investment company. Finally, the Trust supplementally advises the Staff that the Trust updated the Summary of Fees and Expense table to reflect a distribution and servicing fee at an annualized rate of 0.22% of the NAV per Share.

Summary of Fees and Expenses (pages 23-24)

Comment	8. Footnote 4 to the Summary of Fees and Expenses table includes disclosure to state that there is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate and there is no delay of payment if prior quarters are below the quarterly hurdle. Please include this disclosure in the Summary of Terms section of the Registration Statement as well.

Response 8. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Comment	9. In the example following the Summary of Fees and Expenses table, please review the calculations and make adjustments as necessary.

Response 9. The Trust supplementally advises the Staff that the Trust has updated the Summary of Fees and Expenses table in accordance with the Trust’s response to Comment 7, above.

Description of Capital Structure (page 143)

Comment	10. Please modify the disclosure to include language that describes the power of the Board of Trustees to cause Shareholders to directly pay for charges of distributions by setting off such charges from declared but unpaid dividends and/or by reducing the number of Shares in the account of such Shareholder.

Response 10. In response to the Staff’s comment, the requested changes have been made to the Registration Statement.

Dominic Minore, Esq.

October 13, 2017

Regulation (page 147)

Comment	11. The disclosure states that the Trust and the Master Fund consider loans to have "exposure" to real estate if such loans or other instruments are originated by an issuer that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of real estate. Please clarify why the Trust and the Master Fund determine exposure to be based on the originator of such loans or other instruments rather than the assets securing such loans or the borrower of such loans.

Response 11. In response to the Staff's comment, the disclosure has been modified to clarify that exposure to real estate is based on the borrower of such loans or other instruments and not the originator of such loans or other instruments.

* * * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:         NorthStar Real Estate Capital Income Fund-ADV

Daniel R. Gilbert

Chief Executive Officer and President

Brett S. Klein

Chief Operating Officer

Frank V. Saracino

Principal Accounting Officer, Chief Financial Officer and Treasurer

Sandra M. Forman

Chief Compliance Officer, General Counsel and Secretary

Clifford Chance US LLP

Jefferey D. LeMaster